

August 29, 2013

<u>Via E-mail</u>
Christopher Jones
Chief Executive Officer
Uranium Resources, Inc.
405 State Highway Bypass 121
Building A, Suite 110
Lewisville, TX 75067

> **Re:** **Uranium Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Response submitted August 16, 2013**
> **File No. 001-33404**

Dear Mr. Jones:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

1. We note your response to comment 1 from our letter dated July 8, 2013. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Historically the disclosure of mineralized materials in terms of tons and grade of mineralized materials has been permitted. Please revise to comply with this Guidance.

2. Please forward to our engineer as supplemental information and not as part of your filing, your updated reserve reports for your Kingsville and Rosita properties pursuant to paragraph (c) of Industry Guide 7.   This information should include:

   • Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

If possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

3. We note your response to comment 5 from our letter dated July 8, 2013 and it appears your response does not include all properties. Please provide the staff with a summary of the work completed on each property during 2012, the associated capitalized or operating expenditures, and clarification in regards to the materiality of the property. We suggest including a similar table in your disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Critical Accounting Policies, page 73

4. We read your response to our prior comment 8. Please supplement your proposed changes with a sensitivity analysis related to the impact of changes to uranium prices (e.g. an $X increase or decrease in uranium prices would…). Please provide draft disclosure of your planned changes.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies

Uranium Properties, page F-10

5. We read your response to our prior comment 10 and note the amounts capitalized on projects without reserves were primarily land holding costs, physical plant and permits. With regard to the land holding costs and permits, please provide additional detail as to the nature of the expenditures and tell us why you believe it is appropriate to capitalize such amounts versus expense. With regard to the $1.4 million in physical plant, clarify for us why you believe it is appropriate to capitalize such amounts in the absence of proven and probable reserves.

5. Property, Plant and Equipment, page F-17

6. We reviewed your response to our prior comment 7, noting that you performed impairment testing in 2009 and no new indicators were noted in 2012. We also note that you have $10.9 million capitalized as Uranium Plant at December 31, 2012 ($9.1 million at December 31, 2011) along with equipment and wellfield development. Tell us how you considered the current trend of uranium prices along with the fact that you ceased uranium production in 2009 in your conclusion that such assets should not be tested for impairment. In your response tell us how you analyzed the criteria in FASB ASC 360-10-35-21.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Contact John Coleman with any engineering questions at (202) 551-3610.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining